EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges and preferred stock dividends)

	Three months ended December 31,		Year ended September 30,
	2016	2015	2016	2015	2014	2013	2012
Earnings:
Pre-tax income excluding noncontrolling interests	$206,379	$168,338	$800,643	$798,174	$748,045	$564,187	$471,525
Fixed charges	45,340	34,438	148,329	135,874	131,466	136,749	110,960
Less: preferred stock dividends	—	—	—	—	—	—	—
Earnings	$251,719	$202,776	$948,972	$934,048	$879,511	$700,936	$582,485

Fixed charges:
Interest expense (1)	$35,638	$26,396	$114,921	$104,862	$99,978	$105,200	$85,357
Estimated interest portion within rental expense	9,374	7,739	32,273	29,799	30,275	30,337	24,623
Amortization of debt issuance cost	328	303	1,135	1,213	1,213	1,212	980
Preferred stock dividends	—	—	—	—	—	—	—
Total fixed charges	$45,340	$34,438	$148,329	$135,874	$131,466	$136,749	$110,960

Ratio of earnings to fixed charges and preferred stock dividends (2)	5.55	5.89	6.40	6.87	6.69	5.13	5.25

(1)
As a result of our October 1, 2016 adoption of new consolidation guidance, we deconsolidated a number of tax credit fund VIEs that had been previously consolidated. See Notes 1, 2, and 9 of the Notes to Condensed Consolidated Financial Statements in this Form 10-Q for additional information regarding this change. As a result of the deconsolidation, interest expense associated with previously consolidated VIEs is no longer included in our Consolidated Financial Statements. Accordingly, the interest expense associated with all prior periods has been revised to exclude the interest expense associated with previously consolidated VIEs, in order to present interest expense in all prior periods on a comparable basis to the current period.

(2)	All prior periods have been recomputed utilizing the revised total fixed charges amount. See (1) above for a discussion of the revision of interest expense reported in prior periods.

We calculated our ratio of earnings to fixed charges and preferred stock dividends by adding pre-tax income excluding noncontrolling interests, plus fixed charges minus preferred stock dividends and dividing that sum by our fixed charges. Our fixed charges for this ratio consist of interest expense, the portion of our rental expense deemed to represent interest (calculated as one third of rental expense), amortization of debt issuance costs and preferred stock dividends.

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